Exhibit 99.1

I-Mab and ABL Bio Announce Latest Updates of PD-L1 and 4-1BB Bispecific Antibody TJ-L14B/ABL503

-	Among 14 efficacy-evaluable patients in the ongoing Phase 1 study, one achieved a complete response, one had partial response and two unconfirmed partial responses; maximum tolerated dose not yet reached

-	Patent rights secured for TJ-L14B/ABL503 in Eurasia until 2039

ROCKVILLE, MD, U.S. and SHANGHAI, China, October 10, 2023 – I-Mab (Nasdaq: IMAB) (the “Company”), a global biotechnology company focused on bringing highly differentiated medicines to patients around the world through the discovery, development, and commercialization of novel immunotherapies and biologics, today announced multiple recent developments in TJ-L14B/ABL503, a differentiated PD-L1 x 4-1BB bispecific antibody developed in collaboration with ABL Bio (Kosdaq: 298380). TJ-L14B/ABL503 is designed to address tumors resistant to PD-(L)1 antibodies through its unique ability to conditionally activate 4-1BB upon binding to its target, PD-L1. I-Mab owns 50% of the global rights of TJ-L14B/ABL503.

On September 7, 2023, TJ-L14B/ABL503 successfully obtained patent registration in eight Eurasian countries. The patent, officially named “Anti-PD-L1/Anti-4-1BB Bispecific Antibody and Its Applications,” secures patent rights extending through 2039. Furthermore, this patent has already been granted in Chile, South Africa, and Japan. Patent examinations are currently underway in over 20 countries, including the U.S., China, and Europe.

TJ-L14B/ABL503 is currently being investigated in a Phase 1 dose-escalation study in patients with progressive, locally advanced or metastatic solid tumors who are relapsed or refractory following prior lines of treatment. The dose-expansion portion of the Phase 1 study is actively progressing in the U.S. and South Korea. Currently, we have observed 1 complete response (CR), 1 partial response (PR), and 2 patients who achieved an unconfirmed objective response upon recent enrollment. While preliminary efficacy signals have emerged, the maximum tolerated dose (MTD) has not yet been reached. The Company anticipates presenting the top-line Phase 1 clinical data at a major medical conference in the first half of 2024.

“We’re encouraged by these early results of TJ-L14B/ABL503 as they continue to demonstrate the potential of this highly differentiated treatment for tumor types with significant unmet need,” said Raj Kannan, CEO of I-Mab. “With the success of patent registrations across multiple countries, and promising preliminary data from the Phase 1 study, we're reaffirming the possibility for TJ-L14B/ABL503 to make a significant impact on the lives of people with cancer. We look forward to sharing more progress on the global development of TJ-L14B/ABL503.”

“The clinical responses observed in the Phase 1 clinical study of TJ-L14B/ABL503, though in early stages, not only provide validation of our technology platform but also offer proof of the mechanism behind this innovative bispecific antibody,” said Sanghoon Lee, CEO of ABL Bio. “We express our heartfelt gratitude to the patients who participated in the study, healthcare professionals, study investigators, and our partners for their invaluable collaboration in achieving this milestone. Concurrently, we are expediting patent filings for TJ-L14B/ABL503 to safeguard its rights and facilitate its seamless entry into the global market.”

About TJ-L14B/ABL503

Being developed jointly with ABL Bio (Kosdaq: 298380, hereafter “ABL”), TJ-L14B/ABL503 is a differentiated PD-L1-based bispecific antibody with the PD-L1 arm as the tumor-dependent T-cell activator and the 4-1BB arm as the conditional T cell activator upon tumor engagement. Using ABL's “Grabody-T” bispecific antibody platform technology, TJ-L14B/ABL503 stimulates 4-1BB activation only in the presence of PD-L1 expressing tumor cells to minimize the risk of off-tumor toxicity. Preclinical studies have demonstrated that the bispecific antibody shows better anti-tumor activity than equimolar doses of single agents alone or in combination. A Phase 1 study is currently being conducted in the U.S. and South Korea.

About I-Mab

I-Mab (Nasdaq: IMAB) is a global biotechnology company focused on bringing highly differentiated medicines to patients around the world through the discovery, development, and commercialization of novel immunotherapies and biologics. I-Mab's innovative pipeline is driven by internal R&D's Fast-to-Proof-of-Concept, Fast-to-Market development strategies, and through global partnerships. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn, Twitter, and WeChat.

I-Mab Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding data from clinical studies of TJ-L14B/ABL503, the potential implications of clinical data for patients, and I-Mab’s advancement of, and anticipated clinical development, regulatory milestones, and commercialization of TJ-L14B/ABL503. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the US Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

Investors	Media
Tyler Ehler	Gigi Feng
Senior Director, Investor Relations	Chief Communications Officer
IR@i-mabbiopharma.com	PR@i-mabbiopharma.com